                                                United States
                                      Securities and Exchange Commission
                                             Washington, DC 20549

                                               ----------------

                                                   Form 11-K

                                                 Annual Report
                                       Pursuant to Section 15(d) Of The
                                        Securities Exchange Act of 1934

(Mark One):

_x_     Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
        [No Fee Required, Effective October 7, 1996].

For the fiscal year ended    December 31, 2006

-----------------------------------------------------------------------

                                                      OR

___     Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of
        1934 [No Fee Required].

        For the transition period from ______ to _______

                                        Commission file number 001-9936

                                          EDISON 401(k) SAVINGS PLAN
                                           (Full Title of the Plan)

                                             EDISON INTERNATIONAL
                                               (Name of Issuer)

   2244 Walnut Grove Avenue (P.O. Box 800), Rosemead, California 91770
                (Address of principal executive office)

Page i

                                                                          Edison 401(k) Savings Plan

                                                                                   Financial Statements and
                                                                                      Supplemental Schedule
                                                                       As of December 31, 2006 and 2005 and
                                                                       for the Year Ended December 31, 2006

Page ii

                                                                          Edison 401(k) Savings Plan

                                                                                       Financial Statements and
                                                                                          Supplemental Schedule
                                                                           As of December 31, 2006 and 2005 and
                                                                           for the Year Ended December 31, 2006

                                                                  Edison 401(k) Savings Plan

                                                                                    Contents

               Report of Independent Registered Public Accounting Firm                     3

               Financial Statements

                  Statements of Net Assets Available for Plan Benefits as of
                      December 31, 2006 and 2005                                           4

                  Statement of Changes in Net Assets Available for Plan Benefits
                      for the Year Ended December 31, 2006                                 5

               Notes to Financial Statements                                            6-18

               Supplemental Schedule

                  Schedule I:  Form 5500 - Schedule H - Line 4i -
                      Schedule of Assets (Held at End of Year) as of
                          December 31, 2006                                            19-22

               Exhibit 23 - Consent of Independent Registered Public Accounting Firm      23

               Note:  All  schedules  other than that listed above have been omitted since the  information  is either  disclosed  elsewhere  in  the  financial  statements  or not  required  by 29 CFR
                      2520.103-10  of the  Department  of  Labor's  Rules and  Regulations  for  Reporting  and
                      Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

Southern California Edison Company
  Benefits Committee
Rosemead, California

We have audited the  accompanying  statements  of net assets  available  for plan benefits of the Edison 401(k)
Savings  Plan (the  "Plan") as of December  31,  2006 and 2005,  and the  related  statement  of changes in net assets  available for plan benefits for the year ended December 31, 2006.  These  financial  statements and the supplemental  schedule referred to below are the  responsibility of the Plan's  management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted  our audits in accordance  with the standards of the Public  Company  Accounting  Oversight  Board
(United  States).  Those standards  require that we plan and perform the audit to obtain  reasonable  assurance about whether the financial  statements  are free of material  misstatement.  The Plan is not required to have, nor were we  engaged to  perform,  an audit of its  internal  controls  over  financial  reporting.  Our audits included  consideration of internal control over financial  reporting as a basis for designing audit procedures that  are  appropriate  in the  circumstances,  but  not  for the  purpose  of  expressing  an  opinion  on the effectiveness  of the  Plan's  internal  control  over  financial  reporting.  Accordingly  we  express no such opinion.  An audit also includes  examining,  on a test basis,  evidence supporting the amounts and disclosures in the financial  statements,  assessing the  accounting  principles  used and  significant  estimates  made by management,  as well as evaluating the overall  financial  statement  presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion,  the financial  statements referred to above present fairly, in all material respects,  the net assets  available for plan benefits as of December 31, 2006 and 2005,  and the changes in net assets  available for plan  benefits for the year ended  December 31, 2006 in conformity  with  accounting  principles  generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic  financial  statements  taken as a whole.  The  supplemental  schedule of assets (held at end of year) as of  December 31,  2006 is presented  for the  purpose  of  additional  analysis  and is not a required  part of the basic  financial  statements  but is supplementary  information  required by the  Department  of Labor's  Rules and  Regulations  for  Reporting and
Disclosure  under the Employee  Retirement  Income  Security Act of 1974.  The  supplemental  schedule has been subjected  to the  auditing  procedures  applied in our audits of the basic  financial  statements  and, in our opinion,  is fairly stated in all material  respects in relation to the basic financial  statements  taken as a whole.

BDO Seidman, LLP
Costa Mesa, California
June 25, 2007

                                                                                     Edison 401(k) Savings Plan

                                                           Statements of Net Assets Available for Plan Benefits

December 31,                                                                       2006                  2005
------------------------------------------------------------------------------------------------------------------------------

                                                                                   (in 000's)
Assets

Cash                                                                         $       18,434     $          9,606

Investments, at fair value                                             3,403,896             3,169,411

Receivables
  Dividends receivable                                                            6,927                 9,048
  Interest receivable                                                             1,933                 1,270
  Profit sharing receivable                                                       3,937                 4,096
  Receivable from brokers                                                           892                 1,438
------------------------------------------------------------------------------------------------------------------------------

  Total receivables                                                              13,689                15,852
------------------------------------------------------------------------------------------------------------------------------

Total assets                                                                  3,436,019             3,194,869
------------------------------------------------------------------------------------------------------------------------------

Liabilities
  Payable to brokers and others                                                  13,337                21,593
------------------------------------------------------------------------------------------------------------------------------

Total liabilities                                                                13,337                21,593
------------------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits                                   $    3,422,682     $       3,173,276
------------------------------------------------------------------------------------------------------------------------------

                                                                See accompanying notes to financial statements.

                                                                                     Edison 401(k) Savings Plan

                                                 Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31,                                                                                  2006
----------------------------------------------------------------------------------------------------------------
                                                                                                   (in 000's)
Additions

Investment income
  Dividends                                                                                   $        22,615
  Interest                                                                                             23,035
  Net appreciation in fair value of investments                                                       254,871
----------------------------------------------------------------------------------------------------------------
                                                                                                      300,521

Less:  Management fees                                                                                    594
----------------------------------------------------------------------------------------------------------------

Net investment income                                                                                  299,927
----------------------------------------------------------------------------------------------------------------

Contributions
  Employer contributions, net of forfeitures                                                           69,154
  Participant and rollover contributions                                                              137,623
----------------------------------------------------------------------------------------------------------------

Total net contributions                                                                               206,777
----------------------------------------------------------------------------------------------------------------

Total additions                                                                                       506,704

Deductions
Distributions to participants                                                                         257,247
  Loans in default                                                                                         51
----------------------------------------------------------------------------------------------------------------

Total deductions                                                                                      257,298
-----------------------------------------------------------------------------------------------------------------

Net increase                                                                                          249,406

Net assets available for plan benefits
  Beginning of year                                                                                 3,173,276
----------------------------------------------------------------------------------------------------------------

  End of year                                                                                 $     3,422,682
----------------------------------------------------------------------------------------------------------------

                                                                See accompanying notes to financial statements.

                                                                                     Edison 401(k) Savings Plan

                                                                                  Notes to Financial Statements

1.      Plan Description       The following  description of the Edison 401(k)  Savings Plan (the Plan),  provides only general  information.  The Plan sponsor is the Southern  California  Edison Company (the
                                      Plan  Sponsor).  Participants  should  refer to the summary  plan  description  and plan document, as amended, for a more complete description of the Plan's provisions.

                                      Nature of Plan

                                      Eligibility

                                      The Plan is a  defined-contribution  plan  with a 401(k)  feature,  in which  qualifying full-time and part-time employees of Edison  International (the Company) and many of its
                                      subsidiary  companies  are  eligible  to  participate.   The  Plan  is  subject  to  the
                                      provisions  of  the  Employee  Retirement  Income  Security  Act  of  1974  (ERISA).  An
                                      employee,  as defined by the Plan  document,  is  eligible  to  participate  in the Plan immediately upon employment.

                                      Contributions

                                      Subject to statutory  limits,  all  participants  may defer up to 84 percent of eligible pay.  Participating  employers  provide  matching  contributions  up to 6.0 percent of a participant's  eligible pay.  Certain  participating  subsidiaries  also provide a fixed profit  sharing  contribution  of 3.0  percent  of  eligible  pay each pay  period and a variable  profit  sharing  contribution  annually (if certain  business  objectives  are reached) to eligible employees.  The Plan also accepts rollover contributions from other qualified plans.

                                      Vesting

                                      Participants  immediately  vest in their  contributions  plus actual  earnings  thereon.
                                      Employer  contributions  plus actual  earnings  thereon vest at a rate of 20 percent per year.  After five years of service or reaching age 65, all existing and future  employer contributions are fully vested.

                                                                                     Edison 401(k) Savings Plan

                                                                      Notes to Financial Statements (Continued)

1.      Plan Description              Forfeitures
        (Continued)

                                      At  December 31,  2006, and 2005, the unused  portion of forfeited  non-vested  accounts totaled $9,928 and $0,  respectively.  These accounts are used to reduce future employer contributions.  During  2006,  employer  contributions  were  reduced by  $421,033  from forfeited non-vested accounts.

                                      Plan Trust

                                      Plan assets are held in trust with State  Street Bank and Trust  Company  (the  Trustee)
                                      for the benefit of participants and their  beneficiaries.  The mutual covenants to which the Plan Sponsor and the Trustee agree are disclosed in the trust agreement  between the
                                      Plan Sponsor and the Trustee.

                                      Plan Administration

                                      The Plan is administered by the Southern  California  Edison Company Benefits  Committee
                                      (the Plan  Administrator).  Hewitt  Associates  LLC is the Plan's record  keeper.  As of
                                      December 31,  2006 and 2005,  the Plan  provided  investment  choices  in 47  investment funds.  The Plan  provides to participants a detailed  description  of each  investment fund choice and lists the respective investment manager.

                                      Administrative and Investment Expenses

                                      The Plan Sponsor pays the cost of  administering  the Plan,  including fees and expenses of the Trustee and record keeper.  The fees,  taxes and other  expenses  incurred by the
                                      Trustee or  investment  managers in making  investments  are paid out of the  applicable investment  funds.  These expenses also include brokerage fees for sales or purchases of
                                      Edison  International  Common Stock on the open market. No additional costs are incurred in connection  with sales of Edison  International  Common Stock within the trust or the transfer of assets between funds.

                                                                                     Edison 401(k) Savings Plan

                                                                      Notes to Financial Statements (Continued)

1.        Plan Description     Mutual  funds  pay  fees to the  Plan  record  keeper  for  administrative  services  to
          (Continued)          participants  that  would  otherwise  have  to be  provided  by the  mutual  funds.  The majority  of fees  received  by the Plan  record  keeper  are used to reduce  the record keeping  and  communication  expenses of the Plan paid by the Plan  Sponsor.  See Note 7 for a discussion of party-in-interest transactions.

                                      Participant Accounts

                                      Each participant account is adjusted for the participant's contribution,  the employer's contribution,  if applicable, and allocations of investment earnings/losses.  Allocation of  earnings/losses  and expenses is based on account  balances.  The benefit to which a participant  is entitled is the benefit that can be provided from the vested  portion of the participant's account.

                                      Participant Loans

                                      Participants  may  borrow  from  their  account,  a minimum  of  $1,000 to a maximum  of
                                      $50,000,  with certain  restrictions.  Loan  transactions are treated as a transfer from
                                      (to) the investment fund to (from)  participant loans. Loan terms range from one to four years  for  general  purpose  loans  or up to 15 years  for the  purchase  of a  primary residence.  Loans  bear  interest  at prime  rate plus one  percent.  Interest  rates on outstanding  loans range from  5.0 percent  to  10.5 percent  as of December  31,  2006.
                                      Principal  and interest are paid ratably  through  payroll  deductions.  Some  separated
                                      participants  may  repay  loan  obligations   directly,   rather  than  through  payroll
                                      deductions.  Participant loans amounted to approximately  $61,821,000 and $60,797,000 as of December 31, 2006, and 2005, respectively.

                                                                                     Edison 401(k) Savings Plan

                                                                      Notes to Financial Statements (Continued)

1.      Plan Description       Distribution to Participants
        (Continued)
                                      Account  balances are  distributed  as soon as  practicable  after a  participant  dies,
                                      becomes  entitled  to  a  distribution  and  requests  a  distribution,   or  terminates
                                      employment with an account balance of $5,000 or less.  Participants  may otherwise delay distribution,  subject to the minimum  distribution  requirements under Internal Revenue
                                      Code Section 401(a)(9).  Participants may choose a lump sum, partial  distribution or an installment form of payment.  Participants who terminate  employment on or after January
                                      28, 2005,  with a vested account  balance  greater than $1,000 but less than or equal to
                                      $5,000 will have their vested account  balance  automatically  rolled over to individual retirement  accounts (IRA) selected by the Chair or Secretary of the Plan Administrator,
                                      unless the participants make a timely distribution election.

                                      Profit Sharing

                                      Certain  non-represented  employees of Edison  Mission Group Inc.'s (EMG)  participating subsidiaries are eligible for two types of profit sharing contributions:

                                      (i)     Fixed profit sharing is comprised of a 3.0 percent  profit sharing  contribution each pay  period to the Plan on  behalf  of  eligible  employees.  Fixed  profit sharing contributions in 2006 amounted to $2,195,506.

                                      (ii)    Variable  profit  sharing is comprised of an additional  annual  profit  sharing contribution  to the Plan on behalf of eligible  employees  if certain  business objectives are reached.  Variable profit sharing  contributions made in 2007 for the 2006 plan year were 5.50% of eligible  earnings for  eligible EMG  employees for a total amount of  $3,936,953.  Such amount is presented as "Profit  sharing receivable"  on the  Statement of Net Assets  Available  for Plan Benefits as of
                                              December 31, 2006.

                                                                                     Edison 401(k) Savings Plan

                                                                      Notes to Financial Statements (Continued)

2.   Summary of Significant        Basis of Accounting
        Accounting
        Policies               The  financial  statements  are  presented  on the accrual  basis of  accounting  and in conformity  with  accounting  principles  generally  accepted  in the  United  States of
                                      America (U.S.A.) applicable to employee benefit plans and ERISA.

                                      Use of Estimates

                                      The  preparation  of financial  statements  in  conformity  with  accounting  principles generally  accepted  in the  United  States  of  America  requires  management  to  make estimates and assumptions that affect the reported amounts of assets,  liabilities,  and changes therein,  and disclosure of contingent  assets and  liabilities.  Actual results could differ materially from those estimates.

                                      Risks and Uncertainties

                                      The Plan's  investment in Edison  International  common stock amounted to  approximately
                                      $1,066,948,000  and  $1,324,221,000  as of December  31, 2006,  and 2005,  respectively.
                                      Such  investments  represented  approximately  31  percent  and 41 percent of the Plan's
                                      total  assets  as  of  December  31,  2006,  and  2005,  respectively.   For  risks  and
                                      uncertainties  regarding  investment in the Company's common stock,  participants should refer to the Annual report on Form 10-K for the period ended  December 31, 2006, and the quarterly  report  on Form  10-Q  for  the  period  ended  March  31,  2007,  of  Edison
                                      International, and its affiliate entities listed below:

                                  Southern California Edison Company
                                  Edison Mission Energy
                                  Midwest Generation, LLC
                                  EME Homer City Generation L.P.
                                  Mission Energy Holding Company

                                                                                     Edison 401(k) Savings Plan

                                                                         Notes to Financial Statements (Continued)

2.      Summary of Significant    The Plan  provides  for  various  funds  that  hold  investment  securities.  Investment
        Accounting             securities  are  exposed to various  risks such as  interest  rate,  market,  and credit
        Policies               risk. Due to the level of risk  associated  with certain  investment  securities and the
        (Continued)            level of uncertainty related to changes in the value of investment securities,  it is at least reasonably  possible that changes in risk in the near term would materially affect participants'  account  balances and the amounts  reported in  Statements  of Net Assets
                                      Available  for Plan  Benefits and the  Statement of Changes in Net Assets  Available for
                                      Plan Benefits.

                                      The Plan participates in various investment options that comprise  securities of foreign companies,  which involve special risks and considerations not typically associated with investing in U.S.A.  companies.  These risks include  devaluation  of  currencies,  less reliable  information  about issuers,  different  securities  transaction  clearance and
                                      settlement  practices,   and  possible  adverse  political  and  economic  developments.
                                      Moreover,  securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S.A. companies.

                                      Investment Valuation and Income Recognition

                                      The Plan's  investments  are stated at fair value or estimated  fair value.  Investments in mutual funds valued at quoted market prices  represent units held by the Plan at year end.  Investments  in the common  collective  funds  invest in premixed  portfolios  and institutional  funds (see Note 4). Investments in the common collective funds are valued at net asset value of shares held by the Plan at year-end.  Edison  International Common
                                      Stock is valued at its quoted  market  price at year-end.  Participant  loans are valued at cost, which  approximates fair value.  Purchases and sales of securities are recorded on a  trade-date  basis.  Interest  income is recorded on the accrual  basis.  Dividends are recorded on the ex-dividend date.

                                                                                     Edison 401(k) Savings Plan

                                                                         Notes to Financial Statements (Continued)

2.      Summary of Significant    Participant  loans that are in default as provided in the plan document,  are treated as
        Accounting             deemed  distributions  for tax  purposes  and also  reported  as such in the Form  5500.
        Policies               Management has determined  these loans in default as  uncollectible.  For the year ended
        (Continued)            December  31,  2006,  $51,115  of  participant  loans  in  default  were  deemed  to  be uncollectible and written-off.  This is included as loans in default in the Statement of
                                      Changes in Net Assets Available for Plan Benefits.

                                      Net Appreciation (Depreciation) in Fair Value of Investments

                                      Realized and unrealized appreciation  (depreciation) in the fair value of investments is based on the  difference  between the fair value of the assets at the  beginning  of the year, or at the time of purchase for assets  purchased  during the year, and the related fair  value on the day  investments  are sold  with  respect  to  realized  appreciation
                                      (depreciation),   or  on  the  last  day  of  the  year  for   unrealized   appreciation
                                      (depreciation).

                                      Distributions to Participants

                                      Distributions to participants, other than loans, are recorded when paid.

3.      Investment Elections   The Trustee invests contributions in accordance with participant instructions.

                                      Participants  may elect changes to their  investment  mix  effective  each business day, with certain  restrictions.  The Plan imposes a seven-day  trading  restriction for most participants  that  applies to all funds  except the Edison  International  Stock  Fund.
                                      Reallocation  elections are also subject to trading  restrictions,  redemption  fees, or other measures  imposed by investment fund managers.  Participants may effect changes to their deferral  percentages and deferral investment  elections coincident with their pay frequency.

                                                                                     Edison 401(k) Savings Plan

                                                                         Notes to Financial Statements (Continued)

4.      Investment                The transfer of a  participant's  investment from one fund to any other fund is based on
        Options                the net asset value of the units allocated to the participant's  account, as of close of market on the date of transfer.

                                      As of December 31, 2006 and 2005,  all  participants  were able to choose from among 47 investment  fund  offerings.  These  investment funds consisted of the following:

                                      o    Three  Pre-mixed  Portfolios - Funds are invested in  portfolios  which  include
                                           U.S. stocks, non-U.S. stocks and corporate and government bonds;

                                      o    Six  Institutional  Funds - Funds are  invested  in a broad  selection  of asset classes;  large  and small  U.S.  stocks  (including  Edison  International  Common
                                           Stock), non-U.S. stocks and fixed income instruments; and

                                      o    Thirty Eight  Mutual  Funds - Funds are  invested in a variety of retail  mutual funds from multiple asset classes.

                                     The Plan  Sponsor's  Trust  Investment  Committee may direct the Trustee to establish new investment  funds or discontinue  existing ones as well as change the  investment  medium for each investment fund.  Participants  should refer to the summary plan description for a more complete discussion of the various investment options.

                                                                                     Edison 401(k) Savings Plan

                                                                      Notes to Financial Statements (Continued)

5.      Investments              The following  presents  investments  that  represent 5 percent or more of the Plan's net assets:

                            December 31,                                                                   2006           2005

                           ---------------------------------------------------------------------------------------------------
                                                                                                         (in 000's)

                           Investments at Fair Value as Determined by Quoted Market
                             Prices:

                                Edison International Common Stock Fund, 23,451,326 and
                                   30,289,346 shares, respectively (See Note 7)               $    1,087,517    $    1,363,890

                                Other - Mutual funds (less than 5%)                                  999,863           706,115
                           ---------------------------------------------------------------------------------------------------

                                                                                                   2,087,380         2,070,005
                           ---------------------------------------------------------------------------------------------------

                                     Investments at Estimated Fair Value:

                                State Street Bank & Trust Co. - Money Market Fund,
                                   399,414,465  and 304,074,013 units, respectively (See
                                   Note 7)                                                           399,414           304,074

                                BZW Barclay's Global Investors - Common Stock Fund,
                                   7,887,385 and 7,945,796 units, respectively                       347,124           301,781

                                Other - Frank Russell Trust Company Funds (less than 5%)             508,157           432,754

                                Participant Loans (less than 5%)                                      61,821            60,797
                           ---------------------------------------------------------------------------------------------------
                                                                                                   1,316,516         1,099,406
                           ---------------------------------------------------------------------------------------------------

                           Total Investments                                                 $     3,403,896    $    3,169,411
                           ---------------------------------------------------------------------------------------------------

                                                                                     Edison 401(k) Savings Plan

                                                                      Notes to Financial Statements (Continued)

5.      Investments (Continued) During 2006, the Plan's investments  (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows :

                                    Net Appreciation in Fair Value of Investments:

                           December 31,                                                                              2006
                           ----------------------------------------------------------------------------------------------
                                                                                                               (in 000's)
                           Investments at Fair Value as Determined by Quoted Market Prices

                               Edison International Common Stock Fund                                     $        37,535
                               Mutual Funds                                                                       118,430
                           ----------------------------------------------------------------------------------------------

                                                                                                                  155,965

                           Investments at Estimated Fair Value
                               Common Collective Funds                                                             98,906
                           ----------------------------------------------------------------------------------------------

                           Net appreciation in fair value of investments                                  $       254,871
                           ----------------------------------------------------------------------------------------------

6. Reconciliation of FinancialThe following is a  reconciliation  of net assets  available for plan benefits per the
        Statements to                 financial statements to Form 5500:
        Form 5500
                           December 31,                                                             2006                2005
                           -------------------------------------------------------------------------------------------------
                                                                                                (in 000's)

                           Net assets available for plan
                            benefits per the financial
                            statements                                                       $ 3,422,682         $ 3,173,276
                           Less: Amounts allocated to
                            withdrawing participants                                               1,244                 737
                           -------------------------------------------------------------------------------------------------

                           Net assets available for plan benefits
                            per the Form 5500                                                $ 3,421,438         $ 3,172,539
                           -------------------------------------------------------------------------------------------------

                                                                                     Edison 401(k) Savings Plan

                                                                      Notes to Financial Statements (Continued)

                                            -------------------------------------------
6.      Reconciliation of FinancialThe following is a reconciliation of benefits paid to participants per the financial
        Statements                    statements to Form 5500:
        to Form 5500 (Continued)
                                      December 31,                                              2006
                                      --------------------------------------------------------------
                                                                                          (in 000's)

                                      Benefits paid to participants per the
                                        financial statements                              $  257,247
                                      Add: Amounts allocated to
                                        withdrwaing participants at
                                        December 31, 2006                                      1,244
                                      Less: Amounts allocated to
                                        withdrawing participants at
                                        December 31, 2005                                        737
                                      --------------------------------------------------------------

                                      Benefits paid to participants per the
                                        Form 5500                                          $ 257,754
                                      --------------------------------------------------------------

                                      Amounts  allocated to withdrawing  participants  are recorded on the Form 5500 for benefit claims that have been  processed  and  approved  for payment  prior to December 31 but not paid as of that date.

7.     Party-In-Interest       The Money  Market  Fund is  managed by State  Street  Bank and Trust  Company,  which also
        Transactions           serves as the Plan's  Trustee.  Fees earned by the Trustee in its capacity as fund manager for the Plan were $435,536 for 2006 and were reported as management fees on the Statement of Changes in Net Assets Available for Plan Benefits.

                                                                                     Edison 401(k) Savings Plan

                                                                      Notes to Financial Statements (Continued)

7.      Party-In-Interest         The Plan's  investment  options include the Company's  Common Stock as a fund option.  See
        Transactions           Note 2 for a discussion of the amount of the Plan's  investment  in the  Company's  Common
        Continued(             Stock. In addition,  State Street Global  Advisors,  an affiliate of State Street Bank and
                                      Trust Company,  is the investment manager of the Edison  International  Common Stock Fund.
                                      Fees earned by State Street Global  Advisors in its capacity as the investment  manager of the Edison  International  Common Stock Fund were $120,840 for 2006 and were reported as management fees on the  Statement of Changes in Net Assets  Available for
                                      Plan Benefits.

                                      Fees paid by the Plan Sponsor for  administrative  and other services rendered to the Plan were based on customary  and  reasonable  rates for such  services.  Various  mutual funds offered  as  investment  options in the Plan  transfer  to Hewitt  Associates,  the Plan's record keeper,  certain shareholder  servicing and distribution  services fees they charge to Plan  participants  who invest in the mutual funds  (these  shareholder  servicing  and distribution  service  fees are  charged  to all  investors  in the mutual  funds).  These transferred  fees,  which  totaled  $1,500,748  for  2006,  were  used  to  reduce  Hewitt
                                      Associates'  charge to the Plan Sponsor for  services  Hewitt  Associates  provided to the
                                      Plan.

                                      See  Note  1 for a  discussion  of the  Plan's  loans  to  participants  and  Note 2 for a discussion of the participant loans in default

8.      Plan Termination       Although it has not  expressed  intent to do so, the Plan  Sponsor has the right under the
                                      Plan to  discontinue  its  contributions  at any time and to terminate the Plan subject to the  provisions  of ERISA.  In the event of Plan  termination,  participants  will  become fully  vested in their  accounts.  The Trust will  continue  after  termination  until all
                                      Trust assets have been distributed to participants and their beneficiaries.

9.      Tax Status             The  Internal  Revenue  Service has  determined  and informed the Plan Sponsor by a letter dated May 22, 2002, that the Plan and related trust as amended through  November 29, 2001, are designed in  accordance  with the  applicable  qualification  sections of the Internal
                                      Revenue Code (IRC).  The Plan has been amended since receiving the  determination  letter.
                                      However,  the Plan  Administrator  believes  that

                                                                                     Edison 401(k) Savings Plan

                                                                      Notes to Financial Statements (Continued)

                                      the Plan,  as  amended,  is  designed in
                                      compliance with the applicable  qualification  requirements  of the IRC. In addition,  the
                                      Plan  Administrator  is  not  aware  of any  operational  issues  that  will  prevent  the continuation of the Plan's qualified tax status.

10.     Employee Stock         The Edison  International  Common Stock Fund  constitutes an employee stock ownership plan
        Ownership Plan         that  allows  for  the  current  distribution  of  dividends  to  all  participants.  Such distributions  amounted to  $5,864,192  for the year ended  December 31, 2006. On December
                                      21, 2006, the board of directors of Edison International  declared a common stock dividend of $0.29 per share  payable on  January  31,  2007,  to the  shareholders  of record as of
                                      December  30,  2006.  As the  record  date was at year end,  dividend  income of $0.29 per share  amounting to  $6,758,834  was accrued and included in dividends  receivable  in the accompanying financial statements at December 31, 2006.

                                                                                     Edison 401(k) Savings Plan

                                                                 Schedule I:  Form 5500 - Schedule H - Line 4i-
                                               Schedule of Assets (Held at End of Year) as of December 31, 2006

                                                                                               EIN:  95-1240335
                                                                                               Plan Number: 002

(a)                       (b)                                           (c)                              (d)          (e)
                                                                                                                    Current
      Identity of Issuer, Borrower,           Description of Investment Including Maturity Date,        Cost**       Value
      Lessor, or Similar Party                Rate of Interest, Par or Maturity Value                              (in 000's)
-------------------------------------------------------------------------------------------------------------------------------

      Edison International Common Stock Fund

  *   Edison International                    Common Stock - No Par Value                                        $  1,066,948

  *   State Street Bank  & Trust Co.           Short Term Investment Fund                                          20,569
                                                                                                                   ----------

                                              Total Edison International Common Stock Fund                          1,087,517
                                                                                                                   ----------

      Money Market Fund

  *   State Street Bank  & Trust Co.           Money Market Fund - Collective Investment in the State
                                                Street Bank Short-Term Income Fund                                    399,414
                                                                                                                   ----------

      Common Collective Funds

      BZW Barclay's Global Investors          Common Stock Fund - Collective Investment in the BZW
                                                Barclay's Global Investors Equity Index Fund                          347,124

      Frank Russell Trust Company             Balanced Fund - Collective Investment in Frank Russell
                                                Balanced Fund                                                         170,959

      Frank Russell Trust Company             Bond Fund - Collective Investment in Frank Russell
                                                Intermediate-Term Bond Fund                                            81,189

      Frank Russell Trust Company             US Large Company - Collective Investment in Frank
                                                Russell US Large Company Equity I Fund                                 63,193

      Frank Russell Trust Company             US Small Company - Collective Investment in Frank
                                                Russell US Small Company Equity II Fund                                50,572

      Frank Russell Trust Company             Conservative Growth Portfolio - Collective Investment
                                                in Frank Russell Conservative Balanced Fund                            35,685

      Frank Russell Trust Company             Aggressive Growth Portfolio - Collective Investment in                  106,559
                                                Frank Russell Aggressive Balanced Fund                             ----------

                                              Total Common Collective Funds                                           855,281
                                                                                                                   ----------

      Mutual Funds

      Capital Research  & Management           Collective Investment in The American Funds Group
                                                Europacific Growth Fund                                               102,650

      T. Rowe Price                           Collective Investment in T. Rowe Price Blue Chip Fund                    14,243

      C &S Realty                              Collective Investment in C &S Institutional Realty
                                                Share Value Fund                                                       63,489

                                                                                     Edison 401(k) Savings Plan

                                                                 Schedule I:  Form 5500 - Schedule H - Line 4i-
                                               Schedule of Assets (Held at End of Year) as of December 31, 2006
------------------------------------------------------------------------------------------------------------------------------

(a)                       (b)                                           (c)                              (d)          (e)
                                                                                                                    Current
      Identity of Issuer, Borrower,           Description of Investment Including Maturity Date,        Cost**       Value
      Lessor, or Similar Party                Rate of Interest, Par or Maturity Value                              (in 000's)
------------------------------------------------------------------------------------------------------------------------------

      Vanguard Group                          Collective Investment in Vanguard /Inflation Protected
                                                Securities Fund                                                        10,250

      Franklin Advisors                       Collective Investment in Franklin Small-Mid Cap Growth
                                                Fund A                                                                 10,812

      Artisan Funds                           Collective Investment in Small Cap Value Fund                            35,331

      Dreyfus Management                      Collective Investment in Appreciation Fund                               10,145

      Turner Investment Partners              Collective Investment in Turner Small Cap Growth Fund                    17,710

      Capital Research  & Management           Collective Investment in Washington Mutual Investors
                                                Fund                                                                   35,571

      Dimensional Fund Advisors               Collective Investment in Dimensional Emerging Markets
                                                Fund                                                                   55,390

      William Blair  & Co                      Collective Investment in Small Cap Growth Fund                      18,706

      T. Rowe Price                           Collective Investment in Mid-Cap Growth                                  32,684

      Salomon Brothers                        Collective Investment in Salomon High Yield Value Bond                   21,109

      Oppenheimer Funds                       Collective Investment in Oppenheimer Main Street Small
                                                Cap Y Fund                                                             19,782

      Franklin Advisors                       Collective Investment in Franklin Utilities A                            31,613

      Allianz/PIMCO Advisors                  Collective Investment in Total Return Fund Admin Shares                  21,874

      T. Rowe Price                           Collective Investment in T. Rowe Price Health and
                                                Science Fund                                                           14,042

      MFS Investment Management               Collective Investment in Institutional TR
                                                International Equity Funds                                             57,574

      Capital Research  & Management           Collective Investment in American Funds - New
                                                Perspective A                                                          50,132

      William Blair  & Co.                     Collective Investment in International Equity Fund CL 1              6,461

      Allianz/PIMCO Advisors                  Collective Investment in Low Duration Admin Fund                          7,514

      Morgan Stanley Investment Mgmt.         Collective Investment in Inst International Small Cap
                                                Fund A                                                                 22,132

      DWS Scudder Investments                 Collective Investment in Scudder -Dreman High Return
                                                Equity A Fund                                                          38,875

                                                                                     Edison 401(k) Savings Plan

                                                                 Schedule I:  Form 5500 - Schedule H - Line 4i-
                                               Schedule of Assets (Held at End of Year) as of December 31, 2006
------------------------------------------------------------------------------------------------------------------------------

(a)                       (b)                                           (c)                              (d)          (e)
                                                                                                                    Current
      Identity of Issuer, Borrower,           Description of Investment Including Maturity Date,        Cost**       Value
      Lessor, or Similar Party                Rate of Interest, Par or Maturity Value                              (in 000's)
------------------------------------------------------------------------------------------------------------------------------

      Lord Abbett                             Collective Investment in Lord Abbett Mid Cap Value Fund                  11,454

      Vanguard Group                          Collective Investment in Mid Cap Index Fund                              67,663

      Artisan Funds                           Collective Investment in Mid Cap Fund A                                  4,493.

      T. Rowe Price                           Collective Investment in Mid Cap Value Fund                              35,195

      T. Rowe Price                           Collective Investment in Financial Services Value Fund                    9,285

      Allianz/PIMCO Advisors                  Collective Investment in RCM Global Technology Fund A                    33,837

      Capital Research  & Management      Collective Investment in American Balance Fund                           46,990

      Allianz/PIMCO Advisors                  Collective Investment in Capital Appreciation Admin
                                                Fund                                                                    9,897

      Allianz/PIMCO Advisors                  Collective Investment in Long Term US Government Bonds                   11,280

      T. Rowe Price                           Collective Investment in Small Cap Stock Fund                            10,914

      Morgan Stanley Investment Mgmt.         Collective Investment in Institutional International
                                                Equity Fund                                                            16,157

      Janus Capital Corporation               Collective Investment in Small Cap Value Fund                            13,574

      Harbor Capital Advisors                 Collective Investment in Capital Appreciation Fund                       14,428

      UBS Global Asset Management             Collective Investment in Global Allocation Y                             12,723

      MFS Investment Management               Collective Investment in Total Return Fund A                              3,884
                                                                                                                   -----------

                                              Total Mutual Funds                                                      999,863
                                                                                                                   -----------

      Participant Loans                Loans With Maturities Varying From One to Four Years
                                                (or up to 15 Years for Purchase of a Primary
                                                Residence) and Interest Rates of 5.0 % to 10.5%                        61,821
                                                                                                                   -----------
                                              Total                                                              $  3,403,896
                                                                                                                   -----------

  *   Party-In-Interest
 **   Investments are participant-directed; therefore, disclosure of cost is not required.

                                          SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 27, 2007                    EDISON 401(K) SAVINGS PLAN

                                        By:   /s/ Diane L. Featherstone
                                             --------------------------
                                              Diane L. Featherstone
                                                       Chair of the Southern California Edison Company
                                              Benefits Committee

Consent of Independent Registered Public Accounting Firm                                      Exhibit 23

Edison International
Rosemead, California

We hereby consent to the  incorporation by reference in the Prospectus  constituting a part of the Registration
Statements on Form S-8 of Edison  International,  as listed below, of our report dated June 27, 2007,  relating to the  financial  statements  and  supplemental  schedule  of the  Edison  401(k)  Savings  Plan (the  "Plan")
appearing in the Plan's Annual Report on Form 11-K for the year ended December 31, 2006.

         Registration Form                      File No.                     Effective Date
         ----------------------------------     ----------------------       ------------------------------
         Form S-8                               333-129442                   November 4, 2005
         Form S-8                               333-115802                   May 24, 2004
         Form S-8                               333-101038                   November 6, 2002
         Form S-8                               333-74240                    November 30, 2001

BDO Seidman, LLP
Costa Mesa, California
June 25, 2007

                                          (SEC financial statements)